UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63225/November 2, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14088

In the Matter of	:	
	:	
CAMERA PLATFORMS INTERNATIONAL, INC.,	:	ORDER MAKING
CASTLEGUARD ENERGY, INC.,	:	FINDINGS AND
CD WAREHOUSE, INC.,	:	REVOKING
CEATECH USA, INC.,	:	REGISTRATIONS
CEDYCO CORP.,	:	BY DEFAULT AS TO
CELL ROBOTICS INTERNATIONAL, INC.,	:	EIGHT RESPONDENTS
CELL WIRELESS CORP.,	:	
CELLCOM CORPORATION	:	
(n/k/a CELLCOM I CORP.), and	:	
CENTRAL UTILITIES PRODUCTION CORP.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 13, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by October 15, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer and the time for filing has expired.[1]

Since none of the remaining Respondents has filed an Answer or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

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[1] The proceeding has ended as to Cell Wireless Corp., which entered into a settlement with the Commission. Camera Platforms Int'l, Inc., Exchange Act Release No. 63210 (Oct. 29, 2010).

Camera Platforms International, Inc. (CIK No. 775714), is a void Delaware corporation located in Santa Ynez, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2007, which reported a net loss of $59,000 for the prior three months. On September 17, 1999, an involuntary Chapter 7 petition was filed against the company in the U.S. Bankruptcy Court for the Central District of California, which was converted to Chapter 11, and the case was terminated on December 11, 2001. As of October 7, 2010, the company's stock (symbol CPFR) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Castleguard Energy, Inc. (CIK No. 1077924), is a dissolved Florida corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $44,177 for the prior nine months. As of October 7, 2010, the company's stock (symbol MOAT) was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CD Warehouse, Inc. (CIK No. 1025822), is a void Delaware corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net income of $25,280 for the prior three months. On July 26, 2002, the company filed Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Oklahoma, which was converted to Chapter 7, and the case was terminated on March 16, 2006. As of October 7, 2010, the company's stock (symbol CDWR) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ceatech USA, Inc. (CIK No. 943941), is a delinquent Colorado corporation located in Honolulu, Hawaii, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2003, which reported a net loss of $737,419 for the prior three months. On March 22, 2005, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Hawaii, and the case was terminated on May 2, 2007. As of October 7, 2010, the company's stock (symbol CEAH) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cedyco Corp. (CIK No. 318894) is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993. As of October 7, 2010, the company's stock (symbol CYDC) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cell Robotics International, Inc. (CIK No. 845291), is a delinquent Colorado corporation located in Albuquerque, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005, which reported a net loss of $600,293 for the prior three months. As of October 7, 2010, the company's stock (symbol CRII) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cellcom Corporation (n/k/a Cellcom I Corp.) (CIK No. 737275) is a void Delaware corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended December 31, 2005, which reported a net loss of $14,614 for the prior three months. As of October 7, 2010, the company's stock (symbol CJCL) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Central Utilities Production Corp. (CIK No. 1072229) is a revoked Nevada corporation located in Carrollton, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $151,570 for the prior three months. On August 29, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Texas, and the case was terminated on October 15, 2008. As of October 7, 2010, the company's stock (symbol CUPR) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, these eight Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of these eight Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Camera Platforms International, Inc., Castleguard Energy, Inc., CD Warehouse, Inc., Ceatech USA, Inc., Cedyco Corp., Cell Robotics International, Inc., Cellcom Corporation (n/k/a Cellcom I Corp.), and Central Utilities Production Corp. are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge